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                              July 15, 2022

       XuYe Wu
       Chief Executive Officer
       Quality Online Education Group Inc.
       #306- 650 Highway 7 East Richmond Hill
       ONT L4B2N7, Canada

                                                        Re: Quality Online
Education Group Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed on June 22,
2022
                                                            File No. 024-11644

       Dear Mr. Wu:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2022 letter.

       Amendment No. 3 to Offering Circular on Form 1-A

       Management's Discussion and Analysis, page 26

   1. We note your revisions in response to comment 5. Further revise to provide an analysis of the reasons for changes
to your financial statement line items both from year to year and from the end of the
preceding fiscal year to the date of the most recent interim balance sheet provided. As one
example only, explain why revenues increased for both periods and whether such
increase was due to volume or price or both and to what degree. Also, if you anticipate that
the cessation of services to students in China will negatively impact your revenues going
forward, please revise to discuss. In this regard, it is not clear to what degree your
revenues were derived from your China-based operations. Refer to
                                                        Instructions 2 and 3 of
Item 9(a) to Form 1-A.
 XuYe Wu
Quality Online Education Group Inc.
July 15, 2022
Page 2

       Please contact Janice Adeloye at 202-551-3034 or Mara Ransom at 202-551-3264 with any questions.



                                                        Sincerely,
FirstName LastNameXuYe Wu
                                                        Division of Corporation
Finance
Comapany NameQuality Online Education Group Inc.
                                                        Office of Trade &
Services
July 15, 2022 Page 2
cc:       Matthew McMurdo, Esq.
FirstName LastName